UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                SEC File Number
                             0-14361
                                                CUSIP Number
                             897069100

                           NOTIFICATION OF LATE FILING

       (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form
                               10-Q [ ] Form N-SAR
      For Year Ended: Not applicable

[ x ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F       [  ] TransitionReport on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended: December 31, 1997.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification
relates:    Not applicable

                         Part I - REGISTRANT INFORMATION

Full name of registrant

                             TROPIC AIR CARGO, INC.

Former name if applicable: Tropic Communications, Inc.

Address of principal executive office (Street and Number)

                               7500 NW 25th Street
                                    Suite 210

City, State and Zip Code
                                Miami, Florida 33122

                        Part H - RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ N/A ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      The Registrant requests relief from filing its Transition Report on Form 10-K for the eight months ended December 31, 1997 on March 31, 1998 and requests permission to avail itself of the provisions of Rule 12b-25(b) as it relates to late filing of the Form 10-K. The Registrant elected to change its fiscal year from beginning on May 1 of each calendar year to January 1 of each calendar year as reported on Form 8-K Current Report dated October 6, 1997 and needs the additional time to resolve issues relating to this change.

      There are no accounting issues between the Registrant and its auditors. The subject Annual Report on Form 10-K will be filed on or before the prescribed due date.



                           Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification

Scott Villanueva, Secretary                      (305)          639-2720
       (Name)                                 (Area Code)   (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [ X ]  Yes   [   ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [ X ]  Yes   [   ]  No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant anticipates net income of $150,000, $50,000 from continuing operations and $100,000 from discontinued operations, for the transition period May 1, 1997 through December 31, 1997, as compared to loss of $2,132,200 for the fiscal year ended April 30, 1997.


                             TROPIC AIR CARGO, INC.
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:   March 31, 1998                       By /s/  JOHN E. RAYL
     -------------------------                  -----------------
                                                JOHN E. RAYL
                                                Treasurer
                                                (Principal Financial Officer)